U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

1)

Notice of Meeting (AGM)

2)

Information Circular

3)

Proxy

4)

Proxy Tabulation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: May 12, 2005	By:	“Christopher J. Bradbrook”
Christopher J. Bradbrook, President and Chief Executive Officer

DRC RESOURCES CORPORATION

#601-595 Howe Street

Vancouver, British Columbia

V6C 2T5

___________________________________________________________________________

NOTICE OF ANNUAL GENERAL MEETING

______________________________________________________________________________

To the Members of DRC Resources Corporation:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the members of DRC Resources Corporation (the "Company") will be held at 2:00 P.M. on Wednesday, the 4th day of May, 2005 at the Terminal City Club, Atkins Room,  837 West Hastings Street, Vancouver, British Columbia, for the following purposes:

1.

to have placed before the Meeting the report of the directors, the comparative financial statements of the Company for fiscal year ended December 31, 2004 and the report of the auditors therein;

2.

to fix the number of directors at seven and to elect seven directors;

3.

to elect the directors of the Company for the year next ensuing;

4.

to appoint the auditors;

5.

to authorize the directors to fix the auditors' remuneration;

6.

to consider, and if thought fit, approve amendments to previously issued stock option agreements;

7:

to consider, and if thought fit, approve amendments to extend the expiry date from April 13, 2006 to April 13, 2009 and change the vesting terms to 50,000 common shares to vest January 1, 2005 and the remaining 50,000 common shares to vest January 1, 2006 for a stock options previously granted to an officer of the Company to purchase a total of 100,000 common shares of the Company at an exercise price of $6.50 per share;

8.

to consider, and if thought fit, to approve the Company's amended incentive stock option plan (the "Amended Plan") providing for the grant and issuance of incentive stock options   to purchase up to a maximum of 10% of the issued and outstanding commons shares of the Company on a reloading basis (evergreen) in accordance with the Amended Plan and applicable regulatory rules and policies all as more particularly described in and subject to the restrictions in the accompanying Information Circular;

9.

to approve by special resolution the change of the Company's name to "NEW GOLD INC.";

1

10.

to consider, and if thought fit, approve by special resolution the replacement of the Company's existing memorandum and articles with a new notice of articles ("Notice of Articles") and articles ("Articles") and to adopt the Notice of Articles and Articles; and

11.

to transact such other business as may properly come before the members at the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Company's New Articles, 2004 Annual Report (containing the Company's audited financial statements for the fiscal year ended December 31, 2004, Management Discussion and Analysis, and Corporate Governance Statement ), Information Circular, and Instrument of Proxy.  The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

The Board of Directors has fixed the close of business on March 22, 2005 as the record date for determination of members entitled to notice of meeting or any adjournment or adjournments thereof and the right of vote thereat.  The transfer books will not be closed.

Members who are unable to attend the meeting in person are requested to complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at either the head office of the Company, 601-595 Howe Street, Vancouver, British Columbia  V6C 2T5, or Computershare Trust Company, 100 University Avenue, 9th Floor, Proxy Department, Toronto, Ontario  M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time fixed for the meeting.

DATED at Vancouver, British Columbia as of this 22nd day of March, 2005.

BY ORDER OF THE BOARD

Chris J. Bradbrook

President & CEO

2

DRC RESOURCES CORPORATION

#601-595 Howe Street

Vancouver, British Columbia

V6C 2T5

_________________________________________________________________________________

INFORMATION CIRCULAR

(The information contained

herein is as at March 22, 2005)

________________________________________________________________________________

GENERAL INFORMATION

The accompanying proxy is solicited by the Board of Directors and the Management of DRC Resources Corporation (the "Company") in connection with the Annual General Meeting of members to be held on May 4, 2005 and any adjournment thereof.  The expense of this solicitation will be paid by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The execution of a proxy should be by the member or his attorney authorized in writing, or where the member is a corporation, by a duly authorized officer or attorney of the corporation.  In order to be effective, completed proxies must be deposited  at either  the head office of the Company, 601-595 Howe  Street, Vancouver, British Columbia  V6C 2T5, or Computershare Trust Company, 100 University Avenue, 9th Floor,  Proxy  Department, Toronto, Ontario  M5J 2Y1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the meeting.  A member has the right to appoint some person (who need not be a member) to represent them at the meeting other than those named in the enclosed form of proxy.  Such right may be exercised by inserting such other person's name in the blank space provided in the form of proxy or by completing another form of proxy.

A proxy may be revoked by an instrument in writing executed by the member or by his attorney authorized in writing, or where the member is a corporation, by a duly authorized officer or attorney of the corporation and delivered to the Registered Office of the Company, 601-595 Howe Street, Vancouver, British Columbia  V6C 2T5, at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof at which the proxy is to be used.

EXERCISE OF DISCRETION OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the security holder on any ballot that may be called for, and if the security holder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.

Where no choice is specified, the shares will be voted as if the member had specified an affirmative vote.  The enclosed form of proxy confers the discretionary authority upon the persons named therein with respect to matters which may properly come before the meeting.  At the time of printing of this Information Circular, the Board of Directors and the Management of the Company know of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 22, 2005 the Company had outstanding 13,941,766 common shares without par value, each share carrying the right to one vote.  Members of record at the close of business on March 22, 2005 are entitled to vote at the meeting or adjournments thereof.

To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more that 10% of the voting rights attached to any class of voting securities of the Company are:

Name	Number of Shares	Percentage
John H. Kruzick	2,740,051 common	19.65%

CONFIRMING THE NUMBER OF DIRECTORS

As it is proposed that action be taken at the meeting with respect to the election of seven directors, the members will be asked to vote for a resolution confirming the number of directors at seven.

ELECTION OF DIRECTORS

Action is to be taken at the meeting with respect to the election of seven directors to succeed the directors whose terms of office expire on the day of the meeting and to serve until the next Annual General Meeting of the members.  The proposed nominees listed below are presently directors of the Company and have served continuously as such since the date they became directors as set forth below. All the proposed nominees named below have consented to serve as directors if elected.

Advance notice of the meeting was published, pursuant to the Company Act of British Columbia, in the February 3rd, 2005 edition of The Province newspaper and was further published by delivering by mail a copy thereof to the Toronto Stock Exchange (TSX), American Stock Exchange (AMEX)

and the British Columbia, Alberta and Ontario Securities Commissions on February 3rd, 2005.

All of the proposed nominees named below are ordinarily resident in Canada.

Name of Nominee and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Shares Beneficially Owned, Directed or Controlled
JOHN KRUZICK Chairman and Director	Businessman Employed by DRC Resources Corporation	February 26, 1980	2,740,051
CHRISTOPHER BRADBROOK President, CEO and Director	Businessman Employed by DRC Resources Corporation	October 12, 2004	23,800
SHARON ROSS Secretary and Director	Corporate Secretary Employed by DRC Resources Corporation.	May 12, 1981	50,100
C. ROBERT EDINGTON Director	Engineer, employed by Deas Pacific Marine Inc.	July 13, 1992	115,000
MIKE MUZYLOWSKI Director	Businessman President & CEO of Callinan Mines Limited	September 12, 2000	88,000
CLIFFORD J. DAVIS Director	Businessman Director of Rio Narcea Gold Mines and Tiberon Minerals Ltd. and	March 10, 2005	Nil
GREGORY R. LAING Director	Lawyer , Vice President, Legal of GoldCorp Inc.	March 18, 2005	Nil

The Company's Committees from are as follows:

Executive Committee:

John Kruzick

Chairman/Director

Chris Bradbrook

President/CEO/Director

Sharon Ross

Secretary/Director

Ian Beardmore

CFO

Audit Committee:

Mike Muzylowski

Director

Craig Thomas

Director

Thomas O. Taylor

Director

C. Robert Edington

Director

Corporate Governance Committee:

John Kruzick

Chairman/Director

Mike Muzylowski

Director

Craig Thomas

Director

C. Robert Edington

Director

Nominating Committee:

John H. Kruzick

Chairman/Director

Mike Muzylowski

Director

Thomas O. Taylor

Director

C. Robert Edington

Director

EXECUTIVE COMPENSATION

Interpretation

Applicable securities Legislation defines executive officer to mean Chairman and any Vice-Chairman of the Company and, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary or any other person who performs a policy-making function in respect of the Company, whether or not the individual is also a director of the Company or subsidiary.

The Company has three executive officers:  the President and Chief Executive Officer, Christopher J. Bradbrook, the Chairman, John H. Kruzick, and the Vice President of Exploration & Development, Michael W. Hibbitts.

BC Form 51-904(F) of the Securities Act defines:

Named Executive Officers to mean the Chief Executive Officer (regardless of the amount of compensation of that individual) and each of the Company's four most highly compensated executive officers whose salary and bonus is $100,000 or more;

Stock Appreciation Rights and SARs to mean a right, granted by the issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

Long-term Incentive Plan or LTIP to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

SUMMARY COMPENSATION TABLE

The compensation for each Named Executive Officer for the Company's three most recently completed financial years is set out below:

		Annual Compensation			Long Term Compensation
					Award
Name and Principal Position	Year	Salary ($)	Bonus $	Other Annual Compensation ($)	Securities Under Options SARs Granted in common shares	Restricted Shares or Restricted Units ($)	LTIP Payouts ($)	All Other Compensations ($)

John H. Kruzick, Chairman	2004 2003 2002	0 0 0	0 0 0	153,000(1) 146,375(1) 112,845(1)	- - -	- - -	- - -	- - -
Christopher J. Bradbrook President & CEO	2004	0	0	46,460(2)	600,000	-	-	-
Michael W. Hibbitts Vice Pres. Exploration & Development	2004	0	0	101,060(3)	100,000	-	-	-

(1)

Other Annual Compensation paid during the fiscal years indicated was for business management and administrative services billed by a private consulting company controlled by John H. Kruzick.

(2)

Other Annual Compensation paid during the fiscal year indicated was for consulting services paid to Christopher J Bradbrook from October 12 - December 31, 2004.

(3)

Other Annual Compensation paid during the fiscal year indicated was for consulting services paid to Michael W. Hibbitts for the implementation and development of the underground exploration program on the Afton Copper-Gold Project.

Long Term Incentive Plan Awards Table

The Company does not have a long-term incentive plan for its executive officers.

Option and Stock Appreciation Rights (SARs)

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2004 to the Named Executive Officers of the Company, pursuant to the rules and policies of the Toronto Stock Exchange (TSX).

Name	Securities Under Options/SAR's Granted (#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Securitiy)	Expiry Date
Christopher Bradbrook	600,000 (2)	85.71	$4.60	$4.60	October 12, 2009
Michael W. Hibbitts	100,000 (3)	14.29%	$6.50	$6.55	April 13, 2009

(1)

No other options were granted to directors or employees during the financial year.

(2)

President & CEO of the Company from October 12, 2004 to date.

(3)

Vice Pres., Exploration & Development for the Company from March 22, 2004 to date.

Aggregated Options/SAR Exercised During the Most Recently Completed Financial Year and Year-End Option/SAR Values

There were no exercises of stock options by the Named Executive Officers during the fiscal year ended December 31, 2004.  The following table sets forth information concerning the financial year-end value of unexercised options held by each of the Named Executive Officers on an aggregated basis:

Name (a)	Securities Acquired on Exercise of Option/SARs (b)	Aggregate Value Realized ($) (c)	Unexercised Option/SARs at FY-End (#) Exercisable/Unexercised (d)	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable (e)
Christopher Bradbrook	Nil	Nil	600,000	3,780,000
Michael W. Hibbitts	Nil	Nil	100,000	630,000

Options and SAR Repricing

The Company has not repriced downward any options or freestanding SARs held by any Named Executive Officer.

Defined Benefits or Actuarial Plan Disclosure

The Company does not have a pension plan or any other plans of this nature.

Termination of Employment, Change in Responsibilities in Employment Contracts

The Service Agreements approved by the Board of Directors on April 23, 2003 were amended on

January 1, 2005 to provide for the employment of John H. Kruzick as Chairman (former President) and Sharon L. Ross as Corporate Secretary.  To ensure the continued good management of the Company, it was deemed fair and necessary to extend to them as essential employees service agreements that provide for the following:

  An annual review of compensation

  Entitlement to receive directors' fees

  Eligibility to receive Extended Benefits Package

  Continuation of salary and benefits during illness for up to 6 months

  Eligibility for grant of stock options

  Annual vacation entitlement of 20 working days

  Re-imbursement for out-of-pocket expenses; and

  in the event of termination by the Company:

(i)

without cause prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment in lieu of any other compensation or benefits otherwise payable thereafter under this Agreement; such payment to include any accrued but unpaid service fees and a lump sum payment equal to one month of base retainer fees for each year those persons held their respective position  (based on the average monthly fee paid for the previous year);

(ii)

by DRC Resources with cause, other than moral turpitude or dishonesty on Kruzick's and/or Ross' part, prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment equal to one month of  base retainer fees for each year such person held their respective position (based on the average monthly fees paid for the previous year), together with any accrued but unpaid expenses;

(iv) upon Kruzick and/or Ross retiring from all positions with the Company prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment equal to one month's base salary for each year such person has held their respective position (based on the average monthly salary during the previous year), paid as to 50% at time of retirement and 50% on the first (1st) day of January in the year following retirement.

In March, 2004 the Company engaged the services of Mr. Michael W. Hibbitts as Vice President of Exploration and Development.  Mr. Hibbitts' contract dated March 22, 2004 and approved by the board of directors was amended on January 1, 2005 to reflect the following compensation arrangement:

  Compensation for services reviewed annually

  Eligibility to be granted stock options

  Re-imbursement for out-of-pocket expenses

  Eligibility to receive Extended Benefits Package

In October, 2004 the Company engaged the services of Mr. Christopher J. Bradbrook to fill the position of President and CEO, replacing Mr. Kruzick who moved to the position of Chairman.  Mr. Bradbrook's agreement for services contained the following provisions:

  Compensation for services to be reviewed June, 2005 and thereafter annually

  Eligibility to be granted stock options

  Re-imbursement for out-of-pocket expenses

  Eligibility to receive Extended Benefits Package

  Eligibility to receive an annual performance bonus

  Annual Vacation entitlement of 20 working days

  In the event Mr. Bradbrook's position is terminated without cause by DRC Resources or in the event of a change in control by merger or purchase of the Company, Mr. Bradbrook will be entitled to receive a severance payment equal to three times his annual compensation.

The Board deemed the additional incentive benefits fair and reasonable, since the Company is moving toward determining the mining potential of its main mineral project and is at a critical stage in its financing and development arrangements, which will demand considerably more effort on the basis of full time attendance to the Company's affairs.  The Board made a competitive rates study, but noted that, in recent years despite a poor equities market, under the Chairman's  management the Company was able to advance its mineral exploration project and to raise significant financing required to stabilize and maintain market price.  The Board determined the appropriateness of the benefit package added to the Chairman, President/CEO, Vice President of Exploration & Development and Corporate Secretary's cash compensation on the basis of their experience in the business.

Since the Company does not have an earnings history, the Board deemed the price performance of its shares in the public market, as indicated in the following chart, compared to other mineral exploration companies over the past five years, to be a good indicator of the value of management services provided by the Chairman, President/CEO, Vice President of Exploration & Development and Corporate Secretary.

Note:  TSX-I denotes S&P/TSX Composite Index

The Company does not have any arrangements relating to resignation, retirement or termination of employment with any other individuals.

Compensation Committee

The Company does not have a Compensation Committee.

Compensation of Directors

Directors of the Company did not receive fees or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase common shares of the Company pursuant to the rules and regulations of the Toronto Stock Exchange (TSX).

APPOINTMENT OF AUDITORS

Members will be asked to vote for the reappointment of DeVisser Gray, Chartered Accountants, the present auditors for the Company, as auditors.

AUTHORIZING DIRECTORS TO FIX AUDITORS' REMUNERATION

The Company Act of British Columbia requires that the remuneration of the auditor of the Company shall be fixed by ordinary resolution of the members or, if the Company so resolves, by the directors.  The members will be asked to vote for a resolution authorizing the directors to fix the remuneration of the auditors, such authorization to expire at the next annual general meeting of the Company.

STOCK OPTIONS

The Toronto Stock Exchange (TSX) requires that all stock options or amendments to stock options granted to insiders (as that term is defined in the Securities Act of British Columbia) of the Company, before they may be exercised must be approved by the members of the Company.  Management proposes that the members grant the directors a general authority to amend the provisions of stock options granted to insiders of the Company pursuant to such terms as are in accordance with the policies of the Toronto Stock Exchange (TSX).

The approval of disinterested shareholder will be sought at the meeting to amend a 100,000 common shares stock options granted to Michael W. Hibbitts, an officer of the Company, at an exercise price of $6.50 and previously approved by the shareholder and accepted by the Toronto Stock Exchange. The amendments will include the  extension of the expiry date from April 13, 2006 to April 13, 2009 and the change of the vesting terms to 50,000 common shares to vest on January 1, 2005 and the remaining 50,000 common shares to vest January 1, 2006.

STOCK OPTION PLAN

In accordance with Toronto Stock Exchange (TSX) (the "Exchange") policies, the directors of the Company adopted the DRC Resources Corporation Stock Option Plan (the "Plan") in 2003.  The Plan, approved by the disinterested shareholders and accepted by Toronto Stock Exchange, complied with the requirements of Exchange Policy set out prior to January 1, 2005 in Sections 627 - 637.3 of the old TSX Company Manual.  Under the Plan, up to 20% of the common shares of the Company may be reserved for issuance on the exercise of stock options.  The number of common shares of the Company currently reserved for issuance under the Plan and  other share compensation arrangements totals 800,000 common shares, equal to 5.38% of the Company's issued and outstanding  common shares as at the record date.

The Plan is described in detail in the 2003 Information Circular filed on the SEDAR website (SEDAR.com) and the Company's website at drcresources.com.  Upon request, a copy will be provided free of charge to security holders.

The Company proposes to amend the Plan, by changing the maximum number of Shares reserved for issuance under the Plan from 1,000,000 common shares to 10% of the outstanding capital of the Company on an evergreen (reloading) basis, (Stock Option Plan [2005]).  Under the regulations of the Toronto Stock Exchange, "evergreen" means that as the outstanding capital of the Company increases by issuance of shares the number eligible to be granted under the Plan will increase to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the Plan.

The amended Plan (2005) was conditionally approved by the TSX on March 10, 2005 subject to disinterested shareholder approval.  Renewed disinterested shareholder approval will be required every subsequent third year.

The policies of the Exchange require that a change to the Plan from a fixed number of shares reserved under the Plan to 10% of the issued capital on an evergreen basis be approved by disinterested shareholders of the Company.  The approval of disinterested shareholders of the Company means the affirmative vote of a majority of the votes cast at the Meeting, other than the 2,997,751 votes attached to Shares beneficially owned by the insiders of the Company to whom the options may be granted under the Plan, or their associates and affiliates.  A copy of the Stock Option Plan (2005) is attached hereto as Schedule "A" and pursuant to Toronto Stock Exchange (TSX) Section 613(d) detailed disclosure is outlined below in this Information Circular.

Particulars of the Plan

The following is a summary of the principal terms of the Plan required pursuant to Section 613(d) of the TSX Manual.

(i)

Stock options may be granted to directors, senior officers, employees, consultants and service providers of the Company (and any subsidiary of the Company) and management company employees.  For the purpose of the Plan, the terms, "service provider" and "insider" have the meanings set out in TSX Company Policy Manual, Section 613.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan.

(ii)

The issuance of stock options to acquire up to 10% of the outstanding capital of the Company on an evergreen (reloading) basis, (Stock Option Plan [2005]).  Under the regulations of the Toronto Stock Exchange, "evergreen" means that as the outstanding capital of the Company increases by issuance of shares the number eligible to be granted under the Plan will increase to the 10% level and the percentage amounts of options exercised will automatically be reloaded into the 10% eligible under the Plan.  Options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period.

   The following outlines the total number of options previously granted under the Plan    and outside of the Plan:

Number Securities Issued Under Grant of Option	Percentage of Outstanding Capital for Options Granted Under the Plan	Percentage of Outstanding Capital for Options Granted Outside the Plan
600,000	4.30%
100,000	0.72%
50,000		0.36%
50,000	0.36%

(iii)

The grant of an option to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue.

(iv)

The number of Shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.

(v)

The price at which an option holder may purchase a common share upon exercise of a stock option will be as set forth in the option agreement issued in respect of such option and in any event will not be less than the market price of the Company's common shares as of the date of the grant of the stock option "the Grant Date").  The market price of the Company's common shares for a particular Grant Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Grant Date, or otherwise in accordance with the terms of the Plan.

(vi)

The purchase price of options granted under the Plan cannot be below market price.

(vii)

There are no stock appreciation rights (SAR) associated with options Granted under the Plan.

(viii)

There is no provision under the Plan to transform stock options into stock appreciation rights.

(ix)

Stock options granted under the Plan vest 4 months after the date of grant unless otherwise specified in the Stock Option Agreement.

(x)

The Plan provides that it is solely with the discretion of the Board to determine who should receive stock option and in what amount.

(xi)

The causes of cessation of entitlement are as follows:

(a)

options held by an option holder who is a director, employee, consultant or management company employee must expire on the expiry day or within 365 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of death or disability;

(b)

options held by option holders who are terminated for cause will expire on date of termination;

(c)

options held by an option holder who ceased to be a director, employee, consultant or management company employee must expire on the expiry day or within 30 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of early retirement, voluntary resignation or termination other than for cause; and

(d)

a director's or senior officer's stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the company as a result of (i) ceasing to meet the qualification under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority.

(xii)

Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

(xiii)

Regulatory approval must be obtained if an option granted under the plan is amended as to the reduction of price and the extension of the exercise period.  Amendment to the terms of the Plan will be subject to approval of the shareholders and disinterested shareholder approval in the case of amendments made to insiders.

(xiv)

The Company will not offer financial assistance to facilitate the purchase of shares under the arrangement of the Plan.

(xv)

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution, and subsequent approval or the Plan is required to be obtained on or before the third (3rd) anniversary of the adoption of the Plan and thereafter on or before each successive three year period.  Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option agreement.  The vesting schedule for each stock option will also be set out in the schedule attached to the option agreement.

In no case will a stock option be exercisable at a price less than the minimum price prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan provides that options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.

Options granted are determined by the Board of Directors or by a committee of the directors based on its review of the performance of the directors, officers, consultants and employees.

Shareholders of the Company will be asked at the annual meeting to approve an amendment to the Plan by passing the following ordinary resolution, which requires an affirmative vote of a majority of votes cast by "disinterested shareholders" at the Meeting:

"RESOLVED that:

1.

the amendment to the Company's Stock Option Plan (2005) as amended (the "Amended Plan") as described in the Information Circular dated March 22, 2005, subject to any modifications by the Toronto Stock Exchange (TSX), be approved to change the maximum number of Shares reserved for issuance under the Plan from 1,000,000 common shares to 10% of the outstanding capital of the Company on an evergreen (reloading) basis, which at March 22, 2005 totaled 1,394,176 common shares;

2.

the Company's board of directors or any committee thereof, be by resolution authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments will be subject to the approval of all applicable regulatory authorities; and

3.

in certain cases, in accordance with the terms of the Amended Plan, the disinterested shareholders and any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof."

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

The Articles of the Company provide that the Company shall indemnify any directors, former directors, officers and former officers, and certain other persons in similar positions against all costs reasonably incurred by them in any civil, criminal or administrative proceedings to which they are or may be made a party by reason of being or having been a director, officer or person in a similar position of the Company or its subsidiary or by reason of serving in a similar capacity with other entities at the Company's request.  The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to our best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful.  Payment of any indemnity in connection with an action brought by or on behalf of us requires prior court approval.  The Company has entered into an indemnification agreement reflecting the above terms with each of its directors and officers.

The Company has purchased insurance for the benefit of its directors and officers against liability incurred by them as directors and officers, subject to certain limitations contained in the Company's Articles and as outlined in the insurance policy.  For the period from March 15, 2004 to March 15, 2005 the Company's insurance policy provided coverage to directors and officers in the aggregate amount of $5,000,000, subject to a deductible of $50,000 per occurrence.  The $92,000 premium for this insurance in fiscal 2004 was paid by the Company.  For the period March 15, 2005 to March 15, 2006, the policy provides coverage to the Company's directors and officers in the aggregate of $5,000,000, subject to a deductible of $50,000 per occurrence.  The premium for the 2005 fiscal year for this insurance was approximately $110,000 paid by the Company.  The dramatic increase in the premiums for this policy is due to the Company's listing on the American Stock Exchange which required the Company to carry coverage in the United States.

CORPORATE GOVERNANCE

The Toronto Stock Exchange requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of the Toronto Stock Exchange Committee on Corporate Governance in Canada (the "Guidelines").  The Guidelines address matters such as constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The following sets out the principal components of the Guidelines, and indicates the extent to which the Company complies with them.

TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

TSX Guidelines	Does DRC Comply?	Comments
1.

The board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

(a)  adoption of a strategic planning process

(b)  identifying the principal risk of DRC's   business and implementing risk management systems

(c)  succession planning and monitoring

 senior management

(d)   communication policy

(e)   integrity of internal control and management information system

Yes Yes Yes Yes Yes

The board maintains oversight of management's strategic planning initiatives through annual and budgetary reviews and approvals.  Extraordinary initiatives not provided for in the approved budget require separate board approval.

The board and the committees receive progress and financial reports from management on key risks of the Company, with detailed reviews of different risk areas rotated through each quarterly meeting in both the general board meetings and the Audit Committee meeting.

The mandate of the board's Compensation, Nominating and Corporate Governance Committee includes succession planning and monitoring the performance of senior management.

The board periodically reviews the arrangements initiated by management, under the general supervision of the chief financial officer, to ensure effective communications with the public.  The board has also approved the Communication Policy established by the Company to comply with the disclosure policies of governing regulatory authorities.

The board's CFO reviews compliance with financial reporting obligations, applicable accounting principles and the Audit Committee reviews  appropriate internal controls.  The Audit Committee meets with DRC external auditors once in each fiscal quarter, reviews interim results and reports to the board.

2.	Majority of directors should be "unrelated"	Yes

Directors during the fiscal 2004:

Mike Muzylowski - Unrelated and independent

Thomas O. Taylor - Unrelated and independent

Craig Thomas -Unrelated and independent

C. Robert Edington - Unrelated and independent

Sharon L. Ross - Related (Secretary)

John H. Kruzick - Related (Chairman)

Chris Bradbrook - Related (President and CEO)

3.

The determination as to whether a director is related under the Guidelines was reached by a review and analysis of the financial, contractual and other relationships of each director and their associates and affiliates with DRC Resources, and an assessment of the materiality of any such relationships and the effect, if any , on the independence of each individual director.

4.	Appoint a committee composed exclusively of unrelated , non-management directors responsible for appointment/assessment of directors	No

Due to the small size of the board of directors, the Nominating Committee consist of a majority of (three) unrelated independent directors and one related management director.   This Committee is responsible for recommending potential new directors and committees where the new directors experience and expertise would benefit the Company.

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes

These are the responsibilities of the DRC Resources Corporate Governance Committee.  The Committee employs an informal assessment on the effectiveness of the board, its committees, and individual directors.

6.	Provide orientation and education programs for new directors	Yes

The Company's informal orientation and education program for new directors consists of: (a) a requirement that nominees to the board have previously served on the board of a reporting  issuers (b) educational materials are made available to all directors in the form of the Company's policy manual and TSX listing policies and updates, (c)  encouraging directors to keep updated on reporting and disclosure requirements by supplying them with current securities releases; (d) regular discussions at board meeting on governance issues and duties of directors in that regard; (e) the policy manual is reviewed and updated as a joint board effort as new rules or circumstance dictate.

7.	Consider the size of the board, with a view to improving effectiveness	Yes

The board is specifically mandated to fix its size, subject to shareholders approval.  The Nominating Committee is charged with the duty of assisting the board in matters pertaining to, among other thing, the organization and composition of the board.  The Board has determined that an appropriate size for DRC Resources' board given its current position, is in the range of six to eight directors.

8.	Review compensation of directors in light of risk and responsibilities.	Yes

During fiscal 2004, the directors did not  receive cash compensation for acting as a director. They  were eligible to receive, and in some cases were granted, stock options.  The board of directors review this policy annually and set compensation levels and options granted according to risk and responsibility.

9.	Committees should generally be composed of non-management directors	Yes	During fiscal 2004, all board committees were composed of a majority of non-management directors with the exception of the Executive Committee which was composed of a majority of management directors.
10.	Appoint a committee responsible for approach to corporate governance issues	Yes

The Corporate Governance Committee is responsible for developing and monitoring the DRC Resources approach to corporate governance issues.  In addition, the board of directors as a whole have been actively involved in corporate governance issues.

11.	Define limits to management's responsibilities by developing mandates for: (a) the board (b) the chief executive officer	Yes Yes

The board has final power and responsibility for setting policy of the company.  Any responsibility that is not delegated to senior management or a board committee remains with the entire board.  The duties and authority of the board as prescribed by law and governing regulatory policy have been set out in a formal board operations policy.

The chief executive officer has full authority to direct the company's day-to-day activities and to carry out board policy within the authority and corporate objectives as defined by the company's annual plan and budget, as from time to time reviewed by the board.

12.	Establish a structure and procedures to enable the board to function independently of management.	Yes

The Company's Articles and the Company Act provide authority for the board to manage the company and to direct the Company's executive group.  The executive directors occupy two of six board seats.  A committee of independent, non related directors oversee and assist the board and executive group in corporate governance matters.

13.	Establish an Audit Committee with a specifically defined mandate	Yes

The Audit Committee, all of whose members are independent and non-management directors, is mandated to review the annual financial statements, quarterly reports, budgets, annual information forms and other reporting and disclosure documents and to meet with the outside auditors independently of management.  A formal audit committee operations policy describes the Audit Committee's membership requirements, general functions, authority, and responsibilities.

14.	Implement a system to enable individual directors to engage outside advisers, at the corporation's expense	Yes	Individual directors may engage outside advisers at the expense of the corporation, with the approval of a two-thirds majority of the directors.

The Company's Audit Committee, in compliance with Multilateral National Instrument 52-110, has recommended the Company retain the services of Report It Anonymous Hotline Services & Solutions to act as the Company's independent source for the receipt, retention, and treatment of complaints regarding auditing matters, including the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.  These compliance services were established in March, 2005 and may be located by a link from the Company's Website (www.drcresources.com) under the "Contact Us" button.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

A non-reporting company controlled by Sharon Ross, an insider of the Company, was paid $64,446 during the most recently completed financial year for administration, secretarial and bookkeeping services.

A non-reporting company controlled by John Kruzick was issued 100,000 common shares as the fourth of five scheduled annual option payments under the agreement to acquire a 50% interest in the Afton Property.  This schedule of option payments was the subject of a filing accepted by the regulatory authorities and approved by independent shareholders at the Annual General Meeting  held on June 19, 2000.

A person related to a director was paid $72,600 for consulting services.

CHANGE OF NAME

The Company proposes to change its name to "NEW GOLD INC." and to alter the Company's Memorandum to reflect such change.

Shareholders of the Company will be asked at the annual meeting to approve the following special resolution:

"RESOLVED AS A SPECIAL RESOLUTION THAT:

The Company change its name to " NEW GOLD INC."; and

The Memorandum of the Company be altered to reflect the change of name."

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of the Company, who being entitled to do so, vote in person or by proxy at the Meeting.

REPLACEMENT OF ARTICLES AND AMENDMENT OF THE NOTICE OF ARTICLES

The new British Columbia Business Corporations Act (the "New Act") came into force on March 29, 2004, replacing the British Columbia Company Act (the "Former Act").  The Board of Directors of the Company approved the transition of the Company under the New Act and the filing of the transition application containing a notice of articles (the "Notice of Articles"), which replaced the existing memorandum of the Company.

Under the New Act, the Company is a "pre-existing company" and as such is subject to the provisions of the New Act, including the Pre-Existing Company Provisions ("Pre-Existing Provisions") set forth in Table 3 to the Business Corporations Regulation (British Columbia).  Every pre-existing company is required to file with the British Columbia Registrar of Companies ("Registrar") within two years of March 29, 2004 a transition application under the New Act ("Transition Application") with a Notice of Articles which is to replace a company's existing memorandum.  The only information contained in the Notice of Articles is the name of the company and any translation thereof, the names of the directors and officers, the addresses of the registered and records offices and the authorized share structure restated from a company's existing memorandum or articles.  A pre-existing company that fails to file a Transition Application by March 29, 2006 will be subject to dissolution by the Registrar. Further, a pre-existing company that has not transitioned under the New Act may not effect any changes to its existing memorandum or articles.

The Board of Directors have determined that it is in the best interest of the Company to adopt new articles (the "New Articles") to replace its existing articles (the "Existing Articles") to take advantage of certain business flexibilities available under the New Act.  The New Articles proposed to be adopted at the Meeting are the form of Articles prescribed by Regulation under the New Act, with the change thereto described below with respect to the Chairman's casting vote in the event of a deadlock in the proceedings of directors.  A copy of the prescribed form of Articles with the change thereto proposed for adoption by the Company as the New Articles may be obtained by a shareholder requesting a copy to be mailed to the shareholder and is available for inspection at the head office of the Company (#601-595 Howe Street, Vancouver, British Columbia) during normal business hours.

The Board of Directors has also determined that it is in the best interest of the Company to amend the Notice of Articles by changing the authorized capital of the Company from 40,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the New Act.

Set out below is a discussion of the changes in the Company's Existing Articles that will be effected by adoption of the New Articles, as well as the changes which Management proposes making to the prescribed form of Articles.  Several substantive changes effected by adoption of the New Articles are discussed below. As a result of changes under the New Act, the New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act, which are not discussed in detail because they reflect statutory requirements that the Company cannot alter or amend..  For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act.

The following is a discussion of the substantive changes effected by adoption of the proposed form of New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).  However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person.  This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business.  As a result, the New Articles will permit the Company to guarantee the repayment of money by any other person or the performance of any obligation of any other person.  Management believes that it is in the best interest of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditor's Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the proposed New Articles authorization for the directors to set the remuneration paid to the auditors of the Company.  The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration.  Historically, shareholders of the Company have authorized the directors to appoint the auditors and to set the auditor's remuneration.  Hence, authorizing directors to set the auditor's remuneration in the New Articles merely codifies existing practice.  In addition, this change also conforms to new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Delivery of Documents to Shareholders

The New Act allows and the proposed New Articles will permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation, so long as the shareholder consents and provides its facsimile number, email address or other authorized delivery method.  This change reflects recent developments under securities legislation.  As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders.  As a result, the New Articles will allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted by securities legislation.

Proxies

The New Act allows and the New Articles will permit shareholders to deposit their proxies for shareholder meetings through Internet or telephone voting services, in addition to the usual methods of mail or facsimile delivery.  This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with companies.  As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using the Internet or telephone voting services.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three -quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution.  The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act.  The New Articles provide that a special resolution requires a majority of two-thirds of the votes cast on a resolution.  In addition, the New Articles provide that the quorum for a general meeting be two persons present representing 5% of the issued shares personally or by proxy, rather than 10% of the issued shares which is the present quorum requirement.

Voting at Meetings (Directors and/or Shareholders)

Under the Existing Articles the chair of meetings of directors does not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.  The New Articles provide that in the case of an equality of votes the chair of the meeting of directors does have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.   This provision constitutes a variation from the voting provisions set out in the prescribed form of Articles under the New Act.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%.  Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness.  The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act.  Management of the Company believes that a maximum or any limit may not address the circumstances nor meet the test of reasonableness in such circumstances.  A limit is in fact imposed on any discount or commission amounts payable by the requirement that directors act reasonably and in the best interests of the Company, with the result that the Company is protected while greater flexibility is provide in deciding possible future transactions.

Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted to set out in its New Articles the type of approval required for certain corporate changes.  This provision of the New Act reflects an increasing need for companies to react and adapt to changing business conditions and to have a system in place that allows for quick responses.  Under the New Act, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and Company name changes. Under the Former Act, changes such as subdivision, consolidation and name changes were required to be approved by shareholders.  Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved.  This is very expensive for the Company, often resulting in unnecessary delays and costs.

The proposed New Articles provide for the following matters to require a directors' resolution only, and not require a shareholders' resolution:

(b)

a subdivision of all or any of the unissued, or fully paid, issued shares;

(c)

a consolidation of all or any of the unissued, or fully paid, issued shares; and

(d)

a change of name of the Company.

Other capital and share structure changes will continue to require approval by either an ordinary or special resolution of the shareholders as before the adoption of the New Articles.  Management believes that it would be in the best interest of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a more timely and less costly manner.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Existing Articles:

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions.  In addition, the President was required to be a director of the Company.  These were requirements under the Former Act.  However, under the New Act, those requirements no longer exist, and the form of New Articles do not contain these requirements.  Management and the Board of Directors believe that removing these restrictions the Company will permit to Company to better meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors were to be elected in the manner required under the Former Act.  Under the New Act, the Company is no longer required to publish an advance notice of general meetings of shareholders at which directors are to be elected. The proposed New Articles will have no requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds.  Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder's right to obtain such a share certificate.  As a result, the New Articles have been amended to provide for this additional right.  The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated.  As directors of the Company are bound by these provisions, the New Articles will contain no reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors if it obtained prior court approval, except in certain limited circumstances.  The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. The New Act permits the Company to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding."  An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company.  However, under the New Act, the Company will be prohibited from paying an indemnity if:

(i)

the party did not act honestly and in good faith with a view to the best interests of the

Company;

(ii)

the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)

the proceeding is brought against the party by the Company or an associated corporation.

The proposed New Articles will allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act.  Management believes that it is in the best interest of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting.  The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting. The proposed New Articles reflect this provision.

Location of Annual General Meetings

Under the Former Act, annual general meetings were required to be held in British Columbia, unless the Registrar of Companies (the "Registrar") approved a location outside British Columbia.  The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar's approval, if the articles of a company so provide.  The proposed New Articles reflect this provision of the New Act.

Shareholders of the Company will be asked at the Meeting to pass the following special resolution:

(1)

Alteration of Notice of Articles

WHEREAS:

A.

Pursuant to the British Columbia Business Corporations Act (the "Act"), the Company, as a

pre-existing British Columbia company, has filed a Transition Application, containing a Notice of Articles, with the Registrar of Companies;

B.

The Notice of Articles contains a statement that the Pre-existing Company Provisions apply to the Company;

C.

It is now expedient for the Company to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions:

RESOLVED, as special resolutions, that:

1.

the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions; and

2.

the solicitors for the Company are authorized and directed to file the Notice of Alteration with the Registrar of Companies to effect that change.

(2)

 Alteration of Articles

WHEREAS it is expedient for the Company to adopt a new form of Articles in order to reflect and take advantage of various provisions of the Act;

RESOLVED, as special resolutions, that once the Company has filed with the Registrar of Companies a Notice of Alteration to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions:

1.

the existing Articles of the Company be deleted in their entirety and that the form of Articles attached hereto as Schedule A be adopted as the Articles of the Company; and

2.

the alterations made to the Company's Articles shall take effect upon deposit of this resolution at the Company's records office.

(3)

 Increase in Authorized Capital

WHEREAS it is expedient for the Company to alter its Notice of Articles to increase its authorized capital;

RESOLVED, as special resolutions, that:

1.

the Notice of Articles of the Company be altered to change the authorized share structure from 40 million common shares without par value to an unlimited number of common shares without par value; and

2.

the solicitors for the Company are authorized and directed to file the Notice of Alteration with the Registrar of Companies to effect that change.

A special resolution is a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of the Company, who being entitled to do so, vote in person or by proxy at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Board of Directors and the Management are not aware that any matters will be brought before the Meeting other that those set forth in Items 1 to 10, inclusive, of the Notice of Meeting.  If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their judgment.  The enclosed proxy will not be voted with respect to matters set forth in Item 1 of the Notice and the execution of such proxy shall not be construed as either approval of disapproval of any of the reports or financial statements referred to in Item 1.

ADDITIONAL INFORMATION

Additional Information relating to the Company is filed on SEDAR at www.SEDAR.com and on the Company's website at www.drcresources.com.

Financial Information is provided in the Company's comparative financial statements and MD&A for the most recently completed financial year filed, both of which are filed on SEDAR and the Company's website.   Shareholders may contact the company to request copies of the financial statement or MD&A.

DATED at Vancouver, British Columbia as of this 22nd day of March, 2005.

BY ORDER OF THE BOARD

CHRIS J. BRADBROOK

President and CEO

"Schedule 1"

DRC RESOURCES CORPORATION

STOCK OPTION PLAN (2005)

1.

PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the "DRC Resources Corporation Stock Option Plan (2005)" (herein "the Plan").  The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to ten years as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the Market Price prevailing on the date the option is granted.

2.

DEFINITIONS

In the Plan, the following terms shall have the following meanings:

2.1

"Associate" means an associate as defined in the Securities Act.

2.2

"Board" means the Board of Directors of the Company.

2.3

"Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

2.4

"Company" means DRC Resources Corporation and its successors.

2.5

"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)

acting as a director or officer of the Company or its subsidiaries.

2.6

"Exchange" and "Exchanges" means the Toronto Stock Exchange and any other stock exchange on which the Shares are listed.

2.7

"Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.8

"Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

2.9

"Insider" means:

(a)

an insider as defined in the Securities Act, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b)

an Associate of any person who is an insider under subsection (a).

2.10

"Market Price" of Shares at any Grant Date means, if the Shares are listed on the Toronto Stock Exchange, the closing price per Share on the Toronto Stock Exchange or, for the last day Shares were traded prior to the Grant Date (in accordance with the policies of the Toronto Stock Exchange as may from time to time apply) or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.11

"Option" means an option to purchase Shares granted pursuant to this Plan.

2.12

"Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

2.13

"Optionee" means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchange, an Optionee may also be a corporation wholly-owned by an individual eligible for an Option grant pursuant to this Plan.

2.14

"Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.15

"Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.16

"Plan" means this DRC Resources Corporation Stock Option Plan.

2.17

"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.18

"Securities Act" means and includes the Securities Act (British Columbia) R.S.B.C. 1996, c.418, as amended as at the date hereof, the Securities Act (Alberta), the Securities Act (Ontario) R.S.O. 1990 c.5, as amended as at the date hereof and all other applicable securities acts and regulations of each jurisdiction to which the Company is subject as a reporting issuer.

2.19

"Service Provider" means:

(a)

an employee or Insider of the Company or any of its subsidiaries;

(b)

any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and

(c)

any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider under subsection 2.2 (b).

2.20

"Unissued Option Shares" means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.21

"Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.

GRANT OF OPTIONS

3.1

Option Terms

The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and its subsidiaries.  The Option Price under each Option shall be not less than the Market Price on the Grant Date.  The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years after the Grant Date.  Options shall not be assignable (or transferable) by the Optionee.

3.2

Limits on Shares Issuable on Exercise of Options

The maximum number of Shares to be reserved for issuance and which may in the aggregate be issuable pursuant to options granted under the Plan shall not exceed 10 % of the outstanding issued capital of the Company on an "evergreen" (reloading) basis pursuant to the policies of the Toronto Stock Exchange (TSX) or such additional amount as may be approved from time to time by the shareholders of the Company.  The number of Shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis.  The number of Shares which may be issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue within a one-year period,

For the purposes of subsection above, "outstanding issue" is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question, including Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3

Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement.  Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee.  The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.

EXERCISE OF OPTION

4.1

When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2

Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share.  Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan.  Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3

Vesting of Option Shares

Subject to the policies of the Exchanges, the Directors may determine and impose terms upon which each Option shall become Vested in respect of Option Shares.

4.4

Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company's subsidiaries, his or her Option shall be exercisable as follows:

(a)

Death or Disability

If the Optionee ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)

365 days after the date of death or Disability; and

(ii)

the Expiry Date;

(b)

Termination For Cause

If the Optionee, or in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subsection 2.19 (c), the Optionee's employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of the Optionee who satisfies the definition of Service Provider set out in subparagraph 2.19 (c), of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)

Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subparagraph 2.19 (c), the Optionee's employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 30 days, or such shorter period as may be prescribed by the policies of the Exchanges, after the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subparagraph 2.19 (c), the Optionee's employer, ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5

Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1 (1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated.  If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares

4.6

Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

4.7

Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested,

whereupon such Option may be exercised in whole or in part by the Optionee.

4.8

Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

_

If the Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in subsection 2.19 (c), the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9

Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5.

ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1

Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date; and

(ii)

a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2

Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)

rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3

Corporate Organization

Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4

Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5

Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6.

MISCELLANEOUS

6.1

Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2

Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution, and subsequent approval or the Plan is required to be obtained on or before the third (3rd) anniversary of the adoption of the Plan and thereafter on or before each successive three year period.  Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval.  The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction.  If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3

Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan.  Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive.  Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4

Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.  Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.5

Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.6

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.7

Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.8

No Assignment

Options are not assignable, nor may an Optionee assign any of his or her rights under the Plan.

6.9

Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.10

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.11

Governing Law, Rules & Regulatory Policies

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia and, in any action concerning the rights of an Optionee and the obligations of the Company under the Plan, each Optionee attorns to the exclusive jurisdiction of courts therein.  In addition to the laws of the Province of British Columbia, each Option Agreement is subject to the rules and regulation of the Exchanges and all applicable securities laws and regulations of each jurisdiction in which the Company is a reporting issuer.

6.12

Time of Essence

Time is of the essence of this Plan and of each Option Agreement.  No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.13

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors on March 3, 2005

SCHEDULE "A"

DRC RESOURCES CORPORATION   -  STOCK OPTION PLAN (2005)

OPTION AGREEMENT

This Option Agreement is entered into between DRC Resources Corporation ("the Company") and the Optionee named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.

on _______________ (the "Grant Date");

2.

____________________________ (the "Optionee");

3.

was granted the option (the "Option") to purchase ________ Common Shares (the "Option Shares") of the Company;

4.

for the price (the "Option Price") of  $_______ per share;

5.

which shall be exercisable ("Vested"),  in whole or in part in the following amounts on or after the following dates:

___________________________________________________________________________________

6.

terminating on the _______________________ (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan.  For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the

____ day of  _______, 20__.

__________________________________

DRC RESOURCES CORPORATION

OPTIONEE

By:

___________________________

Authorized Signatory

By:

___________________________

Authorized Signatory

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

DRC RESOURCES CORPORATION (the "Company")

TO BE HELD AT TERMINAL CITY CLUB,
Walker Room
837 WEST HASTING STREET
VANCOUVER, BRITISH COLUMBIA,

ON MAY 4TH, 2005, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints John H. Kruzick, Director of the Company, or failing this person, Christopher J. Bradbrook, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 7	______	______
		For	Withhold
2.	To elect as Director, Christopher J. Bradbrook	______	______
3.	To elect as Director, Clifford, J. Davis	______	______
4.	To elect as Director, C. Robert Edington	______	______
5.	To elect as Director, John H. Kruzick	______	______
6.	To elect as Director, R. Gregory Laing	______	______
7.	To elect as Director, Mike Muzylowski	______	______
8.	To elect as Director, Sharon L. Ross	______	______
9.	To appoint De Visser Gray as Auditors of the Company	______	______
		For	Against
10.	To authorize the Directors to fix the auditors' remuneration	______	______
11.	To authorize the Directors to amend stock option agreements	______	______
12.	To approve expiry date and vesting period for 100,000 previously granted options	______	______
13.	To approve the Company's amended incentive stock option plan (the "Amended Plan") providing for the grant and issuance of incentive stock options to purchase up to a maximum of 10% of the issued and outstanding common shares of the Company (evergreen)	______	______
14.	To change the name of the Company to "NEW GOLD INC."	______	______
15.	To approve the replacement of the Company's existing memorandum and articles with a new notice of articles ("Notice of Articles") and articles ("Articles") and to adopt the Notice of Articles and Articles	______	______
16.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares
Represented by Proxy:

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company is Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 and its fax number is 866-249-7775 or 416-263-9524.

VOTING TABULATION REPORT

DRC RESOURCES CORPORATION
ANNUAL GENERAL MEETING
May 4, 2005
Report Date: May 4, 2005
					Management Appointee:		John H. Kruzick

		VOTING RESULTS

Outstanding Shares: 13,941,766

							% of Total
	In Person		Proxies		Shares	Outstanding

TOTALS:	3		52		6,375,249		45.73%

	BREAKDOWN OF VOTING RESULTS BY MOTION

Motions	For		Against		Withheld		Spoiled	No Vote	Carried

DETERMINE DIRECTORS	6,370,049	100.00%	0	0.00%	0	0.00%	0	5,200	Yes
ELECT CHRISTOPHER BRADBROOK	6,369,854	100.00%	0	0.00%	0	0.00%	195	5,200	Yes
ELECT CLIFFORD DAVIS	6,369,854	100.00%	0	0.00%	0	0.00%	195	5,200	Yes
ELECT ROBERT EDINGTON	6,369,854	100.00%	0	0.00%	0	0.00%	195	5,200	Yes
ELECT JOHN KRUZICK	6,369,754	100.00%	0	0.00%	0	0.00%	295	5,200	Yes
ELECT GREGORY LAING	6,369,854	100.00%	0	0.00%	0	0.00%	195	5,200	Yes
ELECT MIKE MUZYLOWSKI	6,281,854	100.00%	0	0.00%	0	0.00%	88,195	5,200	Yes
ELECT SHARON ROSS	6,369,854	100.00%	0	0.00%	0	0.00%	195	5,200	Yes
APPOINTMENT OF AUDITORS	6,368,854	100.00%	0	0.00%	0	0.00%	1,195	5,200	Yes
FIX AUDITOR'S REMUNERATION	6,370,049	100.00%	0	0.00%	0	0.00%	0	5,200	Yes
AMEND STOCK OPTION PLAN	3,104,099	54.76%	581,500	10.26%	1,983,051	34.98%	0	706,599	Yes
APPROVE EXPIRY DATE (MIKE HIBBITS)	5,099,850	89.97%	568,800	10.03%	0	0.00%	0	706,599	Yes
AMEND INCENTIVE STOCK	3,072,799	54.21%	612,800	10.81%	1,983,051	34.98%	0	706,599	Yes
CHANGE COMPANY NAME	6,350,549	99.69%	19,500	0.31%	0	0.00%	0	5,200	Yes
REPLACE MEMORANDUM	5,122,250	90.36%	546,400	9.64%	0	0.00%	0	706,599	Yes
TRANSACT OTHER BUSINESS	6,325,549	99.30%	44,500	0.70%	0	0.00%	0	5,200	Yes